Exhibit 99.1

For immediate release

Sify reports revenues of INR 15035 million for FY 2015-16

EBITDA for the year stood at INR 2449 million

Chennai, Friday, April 22, 2016: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Software services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the fiscal year 2015-16.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the year ended March 31, 2016 was INR 15035 million, an increase of approximately 17% over last year. Revenue for the quarter was INR 4036 million, an increase of 12% over the same quarter last year.

•	EBITDA for the year was INR 2449 million, an increase of 22% over last year.
•	Net Profit for the year was INR 436 million, an increase of 16% over last year.
•	CAPEX during the year was INR 1781 million. Cash balance at the end of the year was INR 1736 million.

Mr. Raju Vegesna, Chairman, said, “This is our 3rd straight year of profitability with strong revenue growth, since we announced our plan to become an ICT Services provider. I continue to be encouraged by our clients’ acceptance of Sify as a strategic partner in their transformational projects. We are proud to play a role as co-authors of our clients’ success stories, while also helping to change the country’s ICT landscape.

This year, Sify also took its first steps toward a larger ambition of going global; not just on signing up international clients, but also building a pool of highly skilled workforce with the launch of our Global Innovation and Development Centre at Hyderabad.

We believe that our complete ICT eco-system and this on-demand workforce will be an undeniable advantage for our customers in the long run.”

Mr. Kamal Nath, CEO, said, “ FY15-16 was our 3rd year of Sify 3.0 journey and I am happy to share that our positioning as an ICT Solutions and Services player have led to consistent growth in revenue, order book and profitability . Our Infrastructure as well as Services business have contributed to the growth of each other. A significant number of our clients have endorsed us for our Data Centre Transformation and Network Transformation offering while choosing us as their Integrated ICT partner.

The quantitative and qualitative performance coupled with healthy mix of Run rate, Annuity and Large deals have strengthened our base for a sustained growth in FY 16-17 and beyond.”

Mr. M P Vijay Kumar, CFO, said, “The discipline exhibited over successive quarters on cost control has helped to supplement the good progress on the revenue front.

Our asset utilization has also improved with increased demand for our solutions, both on the Data Center and Network side.

Our Capex investments remain cautious and in sync with the market movements.

The Board has recommended a dividend of 10%.

Cash balance at the end of the year was INR 1736 million.”

Financial Highlights

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Year ended	Year ended
Description	March	March	March	March
	2016	2015	2016	2015

Revenue	4,036	3,594	15,035	12,865

Cost of Revenues	(2,462)	(2,239)	(9,063)	(7,727)

Selling, General and Administrative Expenses	(981)	(832)	(3,523)	(3,132)

EBITDA	593	523	2,449	2,006

Depreciation and Amortisation expense	(454)	(337)	(1,598)	(1,272)

Net Finance Expenses	(111)	(125)	(520)	(451)

Other Income	76	28	105	93

Profit for the period	104	89	436	376

Reconciliation with Non-GAAP measure

Profit for the period	104	89	436	376
Add:
Depreciation and Amortisation expense	454	337	1,598	1,272

Net Finance Expenses	111	125	520	451
Less:
Other Income	(76)	(28)	(105)	(93)

EBITDA	593	523	2,449	2,006

Note: Year ended March 31, 2015 are audited numbers

Business Highlights

Telecom

•	Revenue from the data business grew more than 15% over last year. Voice business grew 21% over the previous year.

•	Demand from over 900 new clients for the year has pushed the business to more than triple its existing capacity.

•	The largest commercial metro in India is the first recipient of the expansion with the fibre rollout already in progress.

•	The business launched the Cloud Interconnect services facilitating access to more than 10 leading cloud service providers across 30 global geographies. Enterprises now have perhaps the largest direct access to the Cloud platform.

•	Business Internet saw a revenue growth of 25% with capacity almost tripling. This significant spike is on the back of explosive demand for bandwidth dependent applications.

•	Managed services strategy saw maturity with a 2x growth that saw the number of Managed end points almost double. This was also recognised by the industry peers as the Best Network Managed Services at the CIO Choice awards 2016.

•	Among the biggest clients signed up were to build and manage a national banking network with multiple service providers with Sify as the primary Network Integrator for both infra and managed services.

•	The eCommerce business across the country is also helping with the resultant signups to build the network for multiple large service providers.

•	Other sign ups were a national sector telecom service provider, a national insurance provider, a total of 3 large public sector banks, a cement major, a non-life insurance player and a large private university.

•	Three major international automobile manufacturers contracted the business to build their entire dealer management network and deliver comprehensive managed services.

Data Centre Services

•	Revenue from this business grew by 20% over the previous year.

•	This business added more than 50 clients through the year.

•	The business saw demand higher power density requirements. In line with the same, augmentation is on to expand the planned capacity of both Noida and Rabale.

•	The business focussed approach towards certain Industry verticals paid rich dividends. The fastest growing virtual wallet player contracted us for their complete hosting requirements. Millions of transactions will now be serviced from our Data Center.

•	A captive managed service provider for a national mobile services player has contracted the business for coLocation services. Such wins complimented our market focussed approach during the entire year and our market coverage strategy was fairly received by the market.

•	During the year, the business also signed up two of the largest nationalised banks, a large format retail player and a third party medical insurance service player.

•	One of the largest public sector bank signed up for our Disaster Recovery services.

•	A world player in online search has signed up to park their PoP at our Noida facility which will now enable multiple ISPs to host from here.

•	This business won awards for Data Center transformation services and Integrated Data Center services at the CIO Choice awards 2016.

Cloud and Managed Services

•	Revenue grew by 45% over the previous year.

•	Over last 12 months, the business has seen increased demand from customers for cloud-aligned model of IT, including services leveraging cloud such as Backup on Cloud, DR on Cloud etc.

•	Content Delivery Network services has seen over 260% growth over last year and has added more than 43 new clients in the last fiscal.

•	The business recently signed up one of the largest power distribution companies in India to provide complete IT infrastructure on a business outcome driven “Pay per Bill” model generated from the platform. The platform is built to support over 5 million consumer bills per month and scale as needed.

•	Other clients added included a multinational financial subsidiary of an automobile major, a private bank, a multinational IT services player and a pan-India housing finance company; to highlight a few.

•	During the entire year we transitioned more than 175 plus key customers onto our cloud platform.

•	The biggest response for our cloud enabled suite of services came from logistics, pharma, BFSI and manufacturing verticals. Our ability to address the hybrid cloud requirements of our customers have been well accepted in these verticals.

Applications Integration Services

•	The business signed up over 25 clients for the eLearning business, while the Managed SAP services signed up more than 10 new clients across industries like manufacturing, renewable energy, steel and hosiery..

•	The Managed SAP services acquired the following certifications: SAP Certified in Hosting Services, Cloud Services, HANA Operations and in Application Management Services.

•	The business signed up multiple partnerships across India, APAC and Middle East to enhance the service offerings and geographical reach in Talent Management businesses.

•	The business has won the National Education Excellence award for 2016 from ASSOCHAM.

•	Among the clients signed up were a multinational auto major’s financial arm, a cement major, two Energy players, the National telecom player, a public sector power corporation, public sector oil exploration major, the regulatory agency for mines, a State Government’s testing and evaluation platform and one of India’s largest muti-mineral solutions provider.

Technology Integration Services

•	Revenue of this business grew by 14%.

•	The business added 85 new clients across Data Centre IT, Network Integration, Security and Collaboration services.

•	TIS Business has matured in terms of customer acceptability across customer segments of BFSI, PSU and Govt and it helped customers setup robust IT infrastructure and services leveraging our strong service provider experience.

•	Business saw strong growth in focus areas with

•	Network Integration Business growing by 23% with large wins across State Govt, PSU and BFSI customers

•	Data Centre IT and DC Transformation business grew by 150% with large wins across BFSI, PSU and State Govt customers.

•	Security and Collaboration Business saw strong support from customers in BFSI and PSU and recognition of skills in these areas.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1300 cities and towns in India. This telecom network today connects 38 Data Centres across India including Sify’s 6 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprised of Telecom services, Data Centre services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services. Sify has been certified in ISO / IEC 20000 - 1:2011 and ISO/IEC 27001:2013 certified for Internet Data Centre operations. Sify has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure and in TL 9000 for Enterprise Network Services, Network Integration Services including Design, Implementation and Support services. The latter certification is telecommunication industry's quality system standard that expands the requirements of the International Standards Organization's ISO 9000 quality management standard in use by industries worldwide. Sify has Unified License to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2015, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) +1-646-284-9400 truc.nguyen@grayling.com

20:20 Media

Ms. Divya Singh
+91 0 8552944004
divya.singh@2020msl.com